1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 6, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

EXTENSION OF THE PERIOD OF VALIDITY OF
RESOLUTIONS IN RESPECT OF THE
A SHARE ISSUE AND THE AUTHORIZATIONS

At the first meeting of the fourth session of the Board convened on 22 June 2010, the Board resolved to propose an extension to the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period, subject to Shareholders' approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, to expire on the date falling 12 months from the date of passing of the relevant resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Save for the aforesaid extension of the period of validity, the original plan and the related authorization scope for the A Share Issue remain unchanged.

A circular containing further details regarding the extension of the period of validity of the resolutions in respect of the A Shares Issue and the Authorizations, and notices of the EGM and the H Shareholders Class Meeting will be despatched to H Shareholders as soon as practicable.

Reference is made to the announcement and the circular issued by the Company on 30 June 2009 and 9 July 2009 respectively, in relation to, among other things, the A Share Issue and the Authorizations.

The A Share Issue and the Authorizations were approved by the Shareholders at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting respectively. The Company obtained the approval in relation to the A Share Issue granted by CSRC on 12 April 2010.

As the period of validity of the resolutions in respect of the A Share Issue and the Authorizations approved at the above meetings will expire on 23 August 2010, the Board resolved on 22 June 2010 to propose an extension to the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period, subject to Shareholders approval at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, to expire on the date falling 12 months from the date of passing of the relevant resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Save for the aforesaid extension of the period of validity, the original plan and the related authorization scope for the A Share Issue remain unchanged.

The Board confirms that there has been no change to the information contained in (1) the Detailed Plan for the Private Offering of A Shares; (2) the Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report; and (3) the Feasibility Analysis Report on the Use of Proceeds to be Raised by the Private Offering of A Shares of the Company (details of which are set out in the appendices to the circular of the Company dated 9 July 2009) and further confirms that the approvals granted by the Shareholders in respect of the same at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting (as the case maybe) remain valid.

The proposed extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations is subject to Shareholders' approval at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting. A circular containing further details regarding the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations, and notices of the EGM and the H Shareholders Class Meeting will be despatched to H Shareholders as soon as practicable.

DEFINITIONS

"A Shares"	the domestic ordinary shares issued by the Company with a nominal value of RMB1.00 each which are subscribed for and paid in Renminbi;

"A Shareholders"	holders of A Shares;

"A Share Issue"

the private offering of up to one billion A Shares to certain target subscribers by the Company as approved at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting;

"A Shareholders Class Meeting"

the 2010 First Class Meeting of the A Shareholders to be held by the Company to approve the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations;

"Authorizations"

the authorizations in connection with the proposed A Share Issue as approved and so granted to the Board at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting;

"Board"	the board of Directors;

"Company"

(Chinese Character) Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

"EGM"

the 2010 First Extraordinary General Meeting of the Company to be held by the Company to approve the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations;

"H Shareholders"	holders of H shares of the Company;

"H Shareholders Class Meeting"

the 2010 First Class Meeting of the H Shareholders to be held by the Company to approve the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations;

"Shareholders"	A Shareholders and H Shareholders.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
5 July 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lu Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary